Attachment

Sub-Item 770
Transaction Effected Pursuant to Rule 10f-3

Glenmede Small Capitalization Growth Portfolio purchased shares of Kyphon, Inc. on May 17, 2002. The underwriter from whom the issue was purchased was U.S. Bancorp Piper Jaffray Inc. SG Cowen Securities Corporation was an affiliated underwriter of the Fund managing or participating in the syndicate. The aggregate principal amount of the purchase was $9,000 and the aggregate principal amount of the offering was $90,000,000. The purchase price (net of fees and expenses) was $15 per share. The offering price at the end of the first day on which any sales were made was $17.05. The commission, spread or profit was 7%, or $1.05 per share. The above information was provided to the Board of Directors of The Glenmede Fund, Inc. at a meeting held on September 11, 2002. TCW Investment Management Company, Sub-Advisor to the Portfolio, also reported to the Board of Directors at the September 11, 2002 Board meeting that: (i) the security purchased was part of an issue registered with the Securities and Exchange Co mmission; (ii) the security was purchased prior to the end of the first day on which any sales were made, at a price that was not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the security; (iii) the underwriting was part of a firm commitment underwriting; (iv) the commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period; (v) the issuer was in continuous operation for not less than three years; (vi) the amount of securities purchased by the Portfolio and any other investment companies advised by the Sub-Adviser did not exceed 25% of the principal amount of the class of securities being offered; and
(vii) no affiliated underwriter was a direct or indirect participant in, or benefited directly or indirectly from, the purchase. At the September 11, 2002 Board meeting, the Board of Directors, including all of the Disinterested Directors, determine d that the transaction was effected in compliance with The Glenmede Fund, Inc.'s Procedures for Investment Pursuant to Rule 10f-3 Under the Investment Company Act of 1940, as Amended.